Exhibit 16.1
                                                                       OTC: TSBB
TS&B Holdings, Inc.

                                                                January 14, 2002

Mr. Brent Crouch
Crouch, Bierwolf & Associates
1453 South Major Street
Salt Lake City, UT  84115

Dear Brent,

TS&B Holdings, Inc. (formerly known as Ammonia Holdings, Inc. has moved its corporate offices to Orlando, Florida. As such, we have decided to engage a
Florida CPA firm and terminate your services, effective immediately.

The firm we have engaged is B2d Semago, CPA's and Business Advisors. By way of
this letter, we are authorizing you to provide John, Semago, partner and/or his staff accountants, any and all assistance they may require.

Thank you for your past services.

Sincerely,

Scott R. Neils
Chief Financial Officer

CF: John Semago, Partner, B2d Semago

Mailing Address:  5703 Red Bug Lake Road, Suite 226, Winter Springs, FL, 32708
PH 407-992-6573; FAX 413-254-4663; E-mail: TSBHOLDINGS@AOL.COM